Exhibit 99.1

Asia Pacific Wire & Cable Corporation to Host 2022 Annual Shareholders Meeting on September 16th, 2022

TAIPEI, Taiwan, July 8, 2022 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that the Company will host its 2022 Annual General Meeting (the “Meeting”) for shareholders at its headquarters located at Room B, 15th Floor, No. 77, Dunhua South Road, Section 2, Taipei, 106, Taiwan on Friday, September 16th, 2022 at 9:00 am EDT.

The Meeting is being held for the purposes below, and additional information, including the agenda of all matters being put to a vote of shareholders, will be provided in the Notice of Meeting (the “Notice of Meeting”) and related proxy statement that will be provided to shareholders. As of the date hereof, the agenda is intended to include for voting by shareholders the matters set forth below. The Company reserves the right to finalize the meeting agenda in its discretion.

1.	To approve the written record of the last Annual General Meeting of Shareholders of the Company held on December 23rd, 2021;

2.	To approve the minimum number of directorships at two (2) and the maximum number of directorships at nine (9);

3.	To elect up to nine (9) directors;

4.	To approve the compensation to be paid to each of the directors;

5.	To present before the Meeting the audited financial statements of the Company for the fiscal year ended December 31, 2021;

6.

To approve the appointment of PricewaterhouseCoopers Taiwan as the independent auditor of the Company for the 2022 fiscal year, and to authorize the Board of Directors of the Company acting through its Audit Committee to determine the remuneration of the independent auditors for the 2022 fiscal year; and

7.	To consider such other matters as may be appropriately brought before the shareholders.

The record date for shareholders wishing to vote in the Meeting is planned to be set as July 18th, 2022. All shareholders of record as of the record date shall be entitled to one vote per share on all matters put to shareholders at the Meeting, all as shall be more fully described in the Notice of Meeting and related proxy statement that will be provided to shareholders of record.

Shareholders not able to attend the Meeting in person will be invited to participate by conference telephone by dialing in to the Meeting on one of the conference call-in numbers that will be provided in the Notice of Meeting. In order to vote, shareholders must attend the meeting in person or vote by proxy. The Company’s proxy statement will be furnished in advance of the Meeting to shareholders of record as of the record date.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com